April 2, 2019

Tara Comonte
Chief Financial Officer
Shake Shack Inc.
225 Varick Street, Suite 301
New York, New York 10014

       Re: Shake Shack Inc.
           Form 10-K for the Fiscal Year Ended December 26, 2018
           Filed February 25, 2019
           File No. 001-36823

Dear Ms. Comonte:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2019 Guidance, page 57

1. We note thatunder both the Fiscal 2019 Guidance, your preliminary financial outlook for the fiscal year ending December 25, 2019 and, under Fiscal 2020 Targets, you provide targeted total revenue for 2020, as well as several other measures. Please expand both tables to also disclose the expected range or amount of pre-tax income
(loss) and/or net
      income (loss) and related per share amounts. Reference is made to Item 10(b)(2) of
      Regulation S-K, where presenting revenue projections without a measure of income may bemisleading. In addition, for each of these two tables, provide a narrative as to whether the section Trends in Our Business beginning on page 54 are the basis of management's assumptions used to prepare these projections. Further, please provide narrative disclosure that investors should be cautioned against attributing undue certainty to management's assessment, indicate management's intention regarding the furnishing of
 Tara Comonte
Shake Shack Inc.
April 2, 2019
Page 2
         updated projections, and consider all of the disclosure guidance in
Item 10(b)(3) of
         Regulation S-K.
2. Additionally, we note that as part of your Fiscal 2019 guidance, you provide shack-level operating profit margin and adjusted pro forma effective tax rate, two non-GAAP financial measures. Please revise to include the appropriate non-GAAP disclosures required by Item 10(e), including a reconciliation of this projected range, to the appropriate amounts calculated in accordance with GAAP or provide disclosure that you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(I)(B). See Question
         102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures, updated April 4, 2018. Similarly, please make these revisions in your earnings release filed on Form 8-K.
Non-GAAP Financial Measures, page 65

3. Refer to the section of Adjusted Pro Forma Net Income and Adjusted Pro Forma Earnings
         Per Fully Exchanged and Diluted Share that begins on page 67. Please expand your tabular disclosure to reconcile Adjusted pro forma earnings per fully exchanged share-
         diluted to the most directly comparable GAAP measure of earnings
(loss) per share of
         Class A common stock . You may choose to present such reconciliation of the per share amount in a separate table. We refer you to Question 102.05 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (last update: April 4,
         2018).


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameTara Comonte                                Sincerely,
Comapany NameShake Shack Inc.
                                                              Division of
Corporation Finance
April 2, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName